EXHIBIT 20.1

222 LAKEVIEW AVENUE, SUITE 1500, WEST PALM BEACH, FL 33401

NEWS RELEASE

TODHUNTER INTERNATIONAL, INC., ANNOUNCES FINANCIAL RESULTS
FOR FISCAL 2004 SECOND QUARTER AND SIX MONTHS ENDED
MARCH 31, 2004

WEST PALM BEACH, FLORIDA—May 14, 2004—Todhunter International, Inc. (AMEX: THT), producer and distributor of the Cruzan line of rums from the Virgin Islands and a leading distiller of rum, brandy, and importer and marketer of premium branded spirits, today reported financial results for its second quarter and six months ended March 31, 2004.

Net sales for 2004’s six-month period were $44,481,495, an increase of 4.0% over $42,789,224 in the same period last year. Gross profit was $14,979,841, an increase of 11.9% over $13,388,377 in the same period last year.  Six-month period net income was $1,969,814, or $0.35 per diluted share, compared with a net loss of $64,390, or a loss of $0.01 per diluted share, one year ago.  During the prior fiscal year’s first quarter, the Company incurred a one-time charge of approximately $947,000, net of income taxes, relating to the retirement of the Company’s former Chairman and Chief Executive Officer.  After adding back this charge, the earnings per diluted share were $0.16 in the six-month period ended March 31, 2003.

Net sales for fiscal 2004’s second quarter were $22,039,843, an increase of 1.0% over $21,824,745 in the same period last year. Gross profit was $7,846,365, an increase of 0.5% over $7,804,139 in the same period last year.  Second-quarter net income was $1,118,530, or $0.20 per diluted share, compared with net income of $1,428,066, or $0.25 per diluted share, one year ago.

Commenting on the results, Jay S. Maltby, Chairman and Chief Executive Officer said, “Our premium brands business continues its strong growth, with net sales increasing by 32 percent, and despite increasing competition in the flavored rum category, sales of our award winning Cruzan Flavored Rums continue to grow at double digits.  We are spending substantially more dollars than in previous periods to promote Cruzan, and while this is having a near term negative effect on earnings, it will, in the medium to long-term, provide consistent earnings growth.”  The

Chairman also noted, “Our core bulk alcohol, vinegar and cooking wine businesses are providing steady earnings and good cash flow to support our increased investment spending on Cruzan.  Although we continue to consolidate our bottling operations and reduce overhead, bottling operations volume has not met expectations, which caused a loss in bottling operations.  We are placing a renewed emphasis on the sales effort in this segment of our business and believe we will see improvement in future quarters.”

Todhunter International, Inc., is a major supplier of rum, brandy and wine to the beverage alcohol industry. The Company also produces ultra-premium single-barrel aged rums and tropical rums, vinegar and other alcohol-related products.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Todhunter intends that such forward-looking statements shall be subject to the safe harbors created thereby. These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Forward-Looking Statements” in Todhunter’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003. As a result, future results may differ materially from the expected results represented by the forward-looking statements contained in this press release.

Contact:	Ezra Shashoua, Executive Vice President and Chief Financial Officer
William J. Viggiano, Controller
(561) 655-8977

—Financial Results Follow—

TODHUNTER INTERNATIONAL, INC.

Statements of Income

			Statement of Income as a % of Net Sales
	Three Months		Three Months
Periods ended March 31,	2004	2003	2004	2003

Net sales	$22,039,843	$21,824,745	100.0%	100.0%
Cost of sales	14,193,478	14,020,606	64.4%	64.2%

Gross profit	7,846,365	7,804,139	35.6%	35.8%
Selling, general and Administrative	6,456,239	5,578,249	29.3%	25.6%

Operating income	1,390,126	2,225,890	6.3%	10.2%
Interest expense	(709,435)	(873,530)	-3.2%	-4.0%
Other income, net	388,175	304,585	1.8%	1.4%

Income before income taxes	1,068,866	1,656,945	4.8%	7.6%
Income tax (expense) benefit	49,664	(228,879)	0.2%	-1.0%

Net income	$1,118,530	$1,428,066	5.1%	6.5%

Earnings per common share:
Basic	$0.20	$0.26
Diluted	$0.20	$0.25

Common shares and equivalents outstanding
Basic	5,617,591	5,572,367
Diluted	5,722,369	5,607,374
Shares outstanding at end of period	5,624,234	5,574,234

TODHUNTER  INTERNATIONAL, INC.

Statements of Income

			Statement of Income as a % of Net Sales
	Six Months		Six Months
Periods ended March 31,	2004	2003	2004	2003

Net sales	$44,481,495	$42,789,224	100.0%	100.0%
Cost of sales	29,501,654	29,400,847	66.3%	68.7%

Gross profit	14,979,841	13,388,377	33.7%	31.3%
Selling, general and administrative	12,704,293	11,087,222	28.6%	25.9%

Operating income	2,275,548	2,301,155	5.1%	5.4%
Interest expense	(1,406,418)	(1,598,433)	-3.2%	-3.7%
Other income (expense), net	1,003,425	(866,496)	2.3%	-2.0%

Income (loss) before income taxes	1,872,555	(163,774)	4.2%	-0.4%
Income tax benefit	97,259	99,384	0.2%	0.2%

Net income (loss)	$1,969,814	$(64,390)	4.4%	-0.2%

Earnings(loss) per common share:
Basic	$0.35	$(0.01)
Diluted	$0.35	$(0.01)

Common shares and equivalents outstanding
Basic	5,598,122	5,571,750
Diluted	5,696,128	5,571,750

Shares outstanding at end of period	5,624,234	5,574,234

TODHUNTER  INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

			Balance Sheet as a % of Total Assets
	March 31, 2004	September 30, 2003	March 31, 2004	September 30, 2003

ASSETS
CURRENT ASSETS
Cash and short-term investments	$1,937,045	$16,737,621	1.53%	12.02%
Receivables	18,466,695	18,746,413	14.55%	13.46%
Inventories	32,449,462	28,664,895	25.57%	20.58%
Other current assets	5,870,958	6,767,759	4.63%	4.86%
Total current assets	58,724,160	70,916,688	46.28%	50.91%

PROPERTY AND EQUIPMENT, net	39,708,311	40,056,612	31.29%	28.76%
OTHER ASSETS	28,467,555	28,325,773	22.43%	20.33%
Total assets	$126,900,026	$139,299,073	100.00%	100.00%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$10,000,000	$4,000,000	7.88%	2.87%
Accounts payable	9,687,222	6,288,431	7.63%	4.51%
Other accrued expenses	1,943,560	3,837,745	1.53%	2.76%
Total current liabilities	21,630,782	14,126,176	17.05%	10.14%

LONG-TERM DEBT, less current maturities	26,210,390	47,315,617	20.65%	33.97%

DEFERRED INCOME TAXES	5,279,500	5,243,000	4.16%	3.76%

OTHER LIABILITIES	902,346	2,002,761	0.71%	1.44%

STOCKHOLDERS’ EQUITY	72,877,008	70,611,519	57.43%	50.69%
Total liabilities and stockholders’ equity	$126,900,026	$139,299,073	100.00%	100.00%